UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37981

HV Bancorp, Inc.

(Exact name of registrant as specified in its charter)

2005 South Easton Road, Suite 304

Doylestown, Pennsylvania 18901

(267) 280-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	HV Bancorp, Inc. merged with and into Citizens Financial Services, Inc. on June 16, 2023, at which time the separate corporate existence of HV Bancorp, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Citizens Financial Services, Inc., as successor by merger to HV Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CITIZENS FINANCIAL SERVICES, INC. As successor by merger to HV Bancorp, Inc.

By:	/s/ Stephen J. Guillaume
Name: Stephen J. Guillaume
Title: Chief Financial Officer

Date: June 26, 2023.